Exhibit 99.1

Brussels, 16 January 2014 – 1 / 5

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notifications that it has received.

1. Date: Notification of 15 January 2014

2. Notification by (person acting in concert):

EPS SA under Luxembourg law	Route de Longwy 488, L-1940 Luxembourg
Mr Jorge Paulo Lemann
Mr Carlos Alberto da Veiga Sicupira
Mr Marcel Herrmann Telles
BRC SARL under Luxemburg law	Rue Schiller 1, L- 2519 Luxembourg
Stichting Anheuser-Busch InBev	De Boelelaan 7, NL-1083 Amsterdam
Anheuser-Busch InBev SA	Grand Place 1, B-1000 Bruxelles
Rayvax Société d’Investissements SA	Square Vergote 19, B-1200 Bruxelles
Stichting Fonds InBev Baillet Latour	Ceresstraat 1, NL-4811 CA Breda
Fonds InBev Baillet Latour SPRL with social purpose	Grand Place 1, B-1000 Bruxelles
Fonds Verhelst SPRL with social purpose	Brouwerijplein 1, B-3000 Leuven
Fonds Voorzitter Verhelst SPRL with social purpose	Brouwerijplein 1, B-3000 Leuven

Brussels, 16 January 2014 – 2 / 5

3. Denominator: 1,607,844,590 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
		# voting rights		% voting rights
Holders of voting rights	# voting rights	Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
EPS	100,000	100,000		0,01%.
EPS Participations	130,063,567	130,063,567		8.09%
Jorge Paulo Lemann + controlled entities	0	0		0.00%
Carlos Alberto da Veiga Sicupira + controlled entities	0	0		0.00%
Marcel Herrmann Telles + controlled entities	0	0		0.00%
BRC	32,966,462	32,966,462		2.05%
Stichting Anheuser-Busch InBev	663,074,830	663,074,830		41.24%
Anheuser-Busch InBev	1,499,454	1,093,369		0.07%
Brandbrew	525,433	525,433		0.03%

Sub total	828,229,746	827,823,661		51.49%

Rayvax Société d’Investissements	10	10		0.00%
Sébastien Holding	484,794	484,794		0.03%

Sub total	484,804	484,804		0.03%

Stichting Fonds InBev Baillet Latour	0	0		0.00%
Fonds InBev Baillet Latour	5,485,415	5,485,415		0.34%

Sub total	5,485,415	5,485,415		0.34%

Fonds Verhelst	0	0		0.00%
Fonds Voorzitter Verhelst	6,997,665	6,997,665		0.44%

Sub total	6,997,665	6,997,665		0.44%

TOTAL		840,791,545	0	52.30%	0.00%

Brussels, 16 January 2014 – 3 / 5

5. Date transaction: 27 December 2013

6. Chain of controlled entities through which the shareholding is effectively owned:

Agreement of concert and shareholding structure of Anheuser-Busch InBev:

1)	EPS, EPS Participations, Rayvax Société d’Investissements, BRC and Stichting Anheuser-Busch InBev are bound by a shareholders’ agreement organizing the joint control of Stichting Anheuser-Busch InBev by EPS, EPS Participations & BRC and organizing a concert with Rayvax.

2)	Anheuser-Busch InBev and its subsidiary Brandbrew are controlled by Stichting Anheuser-Busch InBev, which is jointly controlled by EPS, EPS Participations & BRC.

3)	Fonds InBev Baillet Latour and Fonds Voorzitter Verhelst have also signed an agreement to act in concert with Stichting Anheuser-Busch InBev. Fonds InBev Baillet Latour is controlled by Stichting Fonds InBev Baillet Latour under Dutch law. Fonds Voorziter Verhelst is controlled by Fonds Verhelst SPRL with social purpose.

4)	EPS Participations is fully owned by EPS which is not controlled.

5)	The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inBev.com

6)	Sébastien Holding is controlled by Rayvax Société d’Investissements.

7. Additional information :

1)	This notification results from the acquisition by Stichting Fonds InBev Baillet Latour under Dutch law of a controlling stake in Fonds InBev Baillet Latour SPRL with social purpose. Fonds Verhelst SPRL with social purpose holds a controlling stake in Fonds Voorzitter Verhelst SPRL with social purpose.

2)	Certificates issued by Stichting Anheuser-Busch InBev (administratiekantoor): EPS and BRC each currently own 331,537,415 certificates which potentially entitle each of them to 331,537,415 Anheuser-Busch InBev shares.

Brussels, 16 January 2014 – 4 / 5

3)	The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. It should be noted that none of these entities directly holds Anheuser-Busch InBev shares. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inBev.com

4)	EPS makes the notification on behalf of EPS Participations, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

5)	Rayvax Société d’Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

6)	Anheuser-Busch InBev makes the notification on behalf of Brandbrew, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

7)	Stichting Fonds InBev Baillet Latour makes the notification on behalf of Fonds InBev Baillet Latour SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The Stichting does not directly hold any Anheuser-Busch InBev shares.

8)	Fonds Verhelst SPRL with social purpose makes the notification on behalf of Fonds Voorzitter Verhelst SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The first SPRL does not directly hold any Anheuser-Busch InBev shares.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 150,000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Brussels, 16 January 2014 – 5 / 5

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com